Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form F-3 (File Nos. 333-7284, 333-14102, 333-91034 and 333-99073) of SK Telecom Co., Ltd. (“SK Telecom”) of our report (dated May 16, 2005) relating to the consolidated financial statements of SK Telecom and its subsidiaries, which expresses an unqualified opinion, includes explanatory paragraphs relating to the acquisition of the Wibro license, incorporation of SK-Earthlink, a joint venture with Earthlink, Inc. in the U.S.A., and the resolution to dispose of SK Telecom’s investments in SK Teletech Co., Ltd., and appears in this Amendment No. 1 to the annual report of SK Telecom on Form 20-F/A for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof.

/s/ DELOITTE HANAANJIN LLC

July 25, 2005